

October 21, 2009

Mr. Hector Francisco Vasquez Davis
President
Pana-Minerales S.A.
Primea Calle El Carmen, EDF, PH Villa Medici, Apt. 28
Torre C, Panama
Republic of Panama

   Re: Pana-Minerales S.A.
     Form 8-K Filed September 1, 2009
     Form 8-K/A Filed October 21, 2009
     File No. 000-53700

Dear Mr. Davis:

   We have completed our review of your Form 8-K filed September 1, 2009 and related filings and have no further comments at this time.

         Sincerely,

         Mark C. Shannon
         Branch Chief